UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

(Name of Issuer)
Fusion Telecommunications International, Inc.
(Title of Class of Securities)
Common Stock, $0.01 par value
(CUSIP Number)
36113B400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Attn: Marjorie Caldon 212-745-1141 445 Park Ave., Room 901 New York, NY 10022
(Date of Event which Requires Filing of this Statement)
February 11, 2016

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36113B400	13D	Page 1 of 3 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Unterberg Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,867,948

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,867,948

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,867,948

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.26%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 36113B400	13D	Page 2 of 3 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Unterberg Taylor Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,867,948

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,867,948

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,867,948

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.26%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 36113B400	13D	Page 3 of 3 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas I. Unterberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,867,948

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,867,948

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,867,948

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.26%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein, including (i) to report the removal of each of Unterberg Technology Partners GP, LLC, UKC GP, LLC, Unterberg Technology Partners, L.P. and Unterberg Koller Capital Fund, L.P. as members of the Group as a result of the contribution and exchange by such entities of 3,867,948 shares of the Issuer’s Common Stock to transfer such Common Stock to Unterberg Taylor Capital, LLC, and (ii) to report the addition of Unterberg Taylor Capital, LLC as a member of the Group.

Item 1.	Security and Issuer.

Common stock of Fusion Telecommunications International, Inc. (the “Issuer”), $0.01 par value (the “Common Stock”).

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

a.	Name

This statement is filed by: (i) Unterberg Capital, LLC; (ii) Unterberg Taylor Capital, LLC; and (iii) Thomas I. Unterberg. The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

b.	Residence or Business Address

The address of the business office of each of the Reporting Persons is 445 Park Ave, Room 901, New York, NY 10022.

c.	Occupation

Thomas I. Unterberg is the Chief Investment Officer of Unterberg Capital, LLC.

d.	Convictions

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	Civil Judgments

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship

Unterberg Capital, LLC is a Delaware limited liability company. Unterberg Taylor Capital, LLC is a Delaware limited liability company. Thomas I. Unterberg is a United States citizen.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 22,412,403 shares of Common Stock outstanding, as of May 23, 2017, which is the total number of Common Stock outstanding as reported in the Issuer’s Prospectus on Form 424B3 filed with the Securities and Exchange Commission on May 23, 2017.

a.	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2.

Unterberg Capital, LLC
(a)	Amount beneficially owned: 3,867,948
(b)	Percent of class: 17.26%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 3,867,948
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 3,867,948

Unterberg Taylor Capital, LLC
(a)	Amount beneficially owned: 3,867,948
(b)	Percent of class: 17.26%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 3,867,948
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 3,867,948

Thomas I. Unterberg
(a)	Amount beneficially owned: 3,867,948
(b)	Percent of class: 17.26%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 3,867,948
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 3,867,948

b.
For each person named, indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

See (a) above.

c.	Describe any transactions that were effected during the past sixty days or since the most recent filing of Schedule 13D.

Transaction Date	Shares Purchased (Sold)	Price per Share or Unit
June 14, 2017	(3,700)	$1.50
June 13, 2017	(156,934)	$1.52
May 31, 2017	(300)	$1.50
May 30, 2017	(617)	$1.50

Item 6.	Contracts, Arrangements, Understandings or Relationships With respect to the Issuer.

Item 6 is hereby amended to add the following:

On July 5, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated as of July 5, 2017, between Unterberg Capital, LLC; Unterberg Taylor Capital, LLC; and Thomas I. Unterberg.

Exhibit 2:	Power of Attorney for Marjorie Caldon dated as of July 5, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2017

UNTERBERG CAPITAL, LLC

By:	/s/ Thomas I. Unterberg
Name: Thomas I. Unterberg
Title: Chairman

UNTERBERG TAYLOR CAPITAL, LLC

By:	/s/ Thomas I. Unterberg
Name: Thomas I. Unterberg
Title: Managing Member

THOMAS I. UNTERBERG

By:	/s/ Thomas I. Unterberg
Name: Thomas I. Unterberg

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).